FORM OF E-MAIL NOTICE TO PARTICIPANTS
Exhibit 99.(a)(1)(l)

We will conduct a follow up conference call on May 29, 2007 at 2:00 pm EST to review any additional questions you may have as you prepare your election form for the Stock Option Exchange Program.

The dial in number for this call is 1-xxx-xxx-xxxx, entry code is xxxxxx#. We urge you to work through your election form prior to this call to help determine whether you have any further questions.

We have also attached your personalized information regarding your tax withholding obligations should you elect to exchange your eligible options for shares of common stock. Please review the attached information and if you intend to elect stock, please complete part II of the Form (telling us how you wish to receive your shares) and send via email to andrea.luescher@sypris.com or fax to 502-329-2036.

This 2007 Exchange Offer Program will expire on June 12, 2007 at 5:00 pm EST and requires you to elect one of the choices provided before that time.